

Mr. Michael McDonnell
Chief Financial Officer
Intelsat, Ltd.
Wellesley House North, 2nd Floor
90 Pitts Bay Road
Pembroke, Bermuda HM 08

August 31, 2009

Re: Intelsat, Ltd.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 19, 2008

Dear Mr. McDonnell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director